_______________________________________________________________________________
ATLASSIAN CORPORATION PLC
(incorporated and registered in England and Wales under number 8776021)
NOTICE OF 2018 ANNUAL GENERAL MEETING
to be held at 11:00 a.m. local time on December 4, 2018
at 465 Pine Street, 13th Floor, San Francisco, California 94104
_______________________________________________________________________________

Atlassian Corporation Plc
Registered office: c/o Herbert Smith Freehills LLP
Exchange House, Primrose Street, London, United Kingdom, EC2A 2EG
Registered in England and Wales www.atlassian.com

ATLASSIAN CORPORATION PLC
(incorporated and registered in England and Wales under number 8776021)

Registered Office:     Directors:
c/o Herbert Smith Freehills LLP    Shona L. Brown
Exchange House     Michael Cannon-Brookes
Primrose Street    Scott Farquhar
London     Heather Mirjahangir Fernandez
United Kingdom    Sasan Goodarzi
EC2A 2EG    Jay Parikh
Enrique Salem
Steven Sordello
Richard P. Wong
October 25, 2018
Notice of Annual General Meeting
Dear Shareholder,
I am pleased to be writing to you with details of the 2018 Annual General Meeting (“AGM”) of Atlassian Corporation Plc (the “Company”), which we are holding at 11:00 a.m. local time on December 4, 2018 at the Company’s San Francisco headquarters, 465 Pine Street, 13th Floor, San Francisco, California 94104. The formal notice of AGM is set out in Part 1 of this document, which sets forth the resolutions to be considered at the AGM; Part 2 of this document sets forth the explanatory notes to these resolutions; Part 3 provides questions and answers about the AGM.
Voting on the resolutions
All resolutions at the AGM will be put to a vote on a poll in accordance with the Company’s articles of association.
Please refer to Part 3 of this document for further details on voting.
Recommendation
The Board of Directors believes the resolutions to be considered at the AGM are in the best interests of the Company and its shareholders as a whole and are therefore likely to promote the success of the Company.
The directors unanimously recommend that you vote in favor of the resolutions as they intend to do in respect of their own beneficial holdings.
Yours sincerely,

/s/ Scott Farquhar

Scott Farquhar
Chair of the Board of Directors

Atlassian Corporation Plc
Registered office: c/o Herbert Smith Freehills LLP
Exchange House, Primrose Street, London, United Kingdom, EC2A 2EG
Registered in England and Wales www.atlassian.com

Atlassian Corporation Plc
Registered office: c/o Herbert Smith Freehills LLP
Exchange House, Primrose Street, London, United Kingdom, EC2A 2EG
Registered in England and Wales www.atlassian.com

Part 1
NOTICE OF 2018 ANNUAL GENERAL MEETING
ATLASSIAN CORPORATION PLC
NOTICE IS HEREBY GIVEN that the 2018 Annual General Meeting of Atlassian Corporation Plc (the “Company”) will be held at 11:00 a.m. local time on December 4, 2018 at the Company’s San Francisco headquarters, 465 Pine Street, 13th Floor, San Francisco, California 94104, to consider and, if thought fit, to pass Resolutions 1 to 13 (inclusive) as ordinary resolutions:
Resolution 1 (Ordinary)
To receive the Company’s accounts and the reports of the directors and the auditors for the year ended June 30, 2018 (the “Annual Report”).
Resolution 2 (Ordinary)
To approve the Directors’ Remuneration Report as set forth in the Annual Report.
Resolution 3 (Ordinary)
To reappoint Ernst & Young LLP as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company.
Resolution 4 (Ordinary)
To authorize the Audit Committee of the Board of Directors to determine the remuneration of the auditor.
Resolution 5 (Ordinary)
To re-elect Shona L. Brown as a director of the Company.
Resolution 6 (Ordinary)
To re-elect Michael Cannon-Brookes as a director of the Company.
Resolution 7 (Ordinary)
To re-elect Scott Farquhar as a director of the Company.
Resolution 8 (Ordinary)
To re-elect Heather Mirjahangir Fernandez as a director of the Company.
Resolution 9 (Ordinary)
To re-elect Sasan Goodarzi as a director of the Company.
Resolution 10 (Ordinary)
To re-elect Jay Parikh as a director of the Company.
Resolution 11 (Ordinary)
To re-elect Enrique Salem as a director of the Company.
Resolution 12 (Ordinary)
To re-elect Steven Sordello as a director of the Company.
Resolution 13 (Ordinary)
To re-elect Richard P. Wong as a director of the Company.

BY ORDER OF THE BOARD

/s/ Thomas Kennedy

Thomas Kennedy
Company Secretary
October 25, 2018

REGISTERED OFFICE
c/o Herbert Smith Freehills LLP
Exchange House
Primrose Street
London
United Kingdom
EC2A 2EG

Registered in England No. 8776021

Part 2
EXPLANATORY NOTES TO THE RESOLUTIONS
Resolutions 1 to 13 will be proposed as ordinary resolutions and will be passed if more than 50% of the shareholders’ votes cast are in favor.
Resolution 1 – To receive the accounts and reports
The Board of Directors of Atlassian Corporation Plc (the “Company”) will present the accounts and the reports of the directors and the auditors for the year ended June 30, 2018 (the “Annual Report”).
Resolution 2 – Directors’ Remuneration Report
The Directors’ Remuneration Report is set out in the Annual Report on pages 40 to 47.
In accordance with the provisions of the Companies Act 2006, the Directors’ Remuneration Report in the Annual Report contains:

•
a statement of the Chair of the Compensation and Leadership Development Committee of the Board of Directors (which includes details of where the Directors’ Remuneration Policy in relation to prospective payments to the Company’s current and future directors can be found); and

•	the Annual Report on Remuneration, which sets out payments to the Company’s directors made in the fiscal year ended June 30, 2018.
Resolution 2 is an ordinary resolution to approve the Directors’ Remuneration Report. Resolution 2 is an advisory resolution and does not affect the future remuneration paid to any director.
The Directors’ Remuneration Report gives details of the directors’ remuneration for the fiscal year ended June 30, 2018 and also includes details of the Compensation and Leadership Development Committee’s representations and activities. The Company’s auditors, Ernst & Young LLP, have audited those parts of the Directors’ Remuneration Report that are required to be audited and their report is set forth in the Annual Report.
At the 2016 Annual General Meeting, the Directors' Remuneration Policy was approved by shareholders. The Directors' Remuneration Policy is not therefore required to be approved at the 2018 Annual General Meeting (“AGM”), and shareholders are not being asked to vote on the Directors' Remuneration Policy at the AGM. The policy will be put to shareholders again no later than the 2019 Annual General Meeting.
Resolutions 3 and 4 – Reappointment of auditor and auditors’ remuneration
The Company is required to appoint auditors at each general meeting at which accounts are to be presented to shareholders, to hold office until the conclusion of the next such meeting.
Resolution 3 relates to the reappointment of Ernst & Young LLP as the Company’s auditor to hold office until the next annual general meeting of the Company.
Resolution 4 authorizes the Audit Committee of the Board of Directors to set the remuneration of Ernst & Young LLP.
Resolutions 5 to 13 – Re-election of directors
At the 2016 Annual General Meeting, shareholders approved amendments to the Company's articles of association to provide that the directors of the Company shall, if the Board of Directors so determines, stand for re-election at each annual general meeting of the Company.
Resolutions 5 to 13 propose the re-election of Ms. Shona L. Brown, Mr. Michael Cannon-Brookes, Mr. Scott Farquhar, Ms. Heather Mirjahangir Fernandez, Mr. Sasan Goodarzi, Mr. Jay Parikh, Mr. Enrique Salem, Mr. Steven Sordello and Mr. Richard P. Wong as directors of the Company.

Information about the directors standing for re-election at the AGM can be found on Pages 66 to 68 of the Annual Report on Form 20-F.

Part 3
QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

1.	Who can vote at the 2018 Annual General Meeting (“AGM”)?
To be entitled to attend and vote at the AGM, whether in person or by proxy, shareholders must have been registered in the Register of Members of Atlassian Corporation Plc (the “Company”) on October 10, 2018 (the “Voting Record Date”). Changes to entries on the Register of Members after this time shall be disregarded in determining the rights of persons to attend or vote (and the number of votes they may cast) at the AGM.

2.	What is the quorum requirement for the AGM?
For the purposes of the AGM, at least two shareholders entitled to vote on the business to be transacted must be present or represented by proxy to be considered a quorum.

3.	What is the difference between holding shares as a “shareholder of record” and holding shares as a “beneficial owner” (or in “street name”)?
Most shareholders are considered “beneficial owners” of their shares, that is, they hold their shares through a brokerage firm, bank, dealer or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially or in “street name.”
Shareholder of record
If, on the Voting Record Date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, NA, then you are the “shareholder of record” with respect to those shares. As a shareholder of record, you may vote in person at the AGM or vote by proxy.
Beneficial owner
If, on the Voting Record Date, your shares were held in an account at a brokerage firm, bank, dealer or other nominee, then you are the “beneficial owner” of shares held in “street name.” The brokerage firm, bank, dealer or other nominee holding your shares is considered the shareholder of record for purposes of voting at the AGM; provided, however, as a beneficial owner, you have the right to direct your brokerage firm, bank, dealer or other nominee on how to vote the shares in your account. You are also invited to attend the AGM. However, because you are not the shareholder of record, you may not vote your shares in person at the AGM unless you request, complete and deliver the proper documentation provided by your brokerage firm, bank, dealer or other nominee and bring it with you to the AGM.

4.	How can I get electronic access to the AGM materials?
The Company uses the Internet as the primary means of furnishing AGM materials to shareholders. Accordingly, the Company or your brokerage firm, bank, dealer or other nominee has sent you an Important Notice Regarding the Availability of Annual General Meeting Materials (the “Notice”). All shareholders will have the ability to access the AGM materials on www.proxyvote.com referred to in the Notice or request a printed set of the AGM materials – instructions on how to do so can be found in the Notice. In addition, shareholders may request to receive future annual general meeting materials in printed form by mail or electronically by email on an ongoing basis. The Company encourages shareholders to take advantage of the availability of the annual general meeting materials on the Internet to help reduce the environmental impact and the cost to the Company associated with the physical printing and mailing of such materials.
The Company’s AGM materials can also be found at https://investors.atlassian.com.

5.	How do I vote my shares?
There are four ways a shareholder of record can vote:

(A)
by Internet at www.proxyvote.com 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on December 3, 2018 (have your proxy card in hand when you visit the website). We encourage you to vote this way as it is the most cost-effective method;

(B)	by toll-free telephone at 1-800-690-6903, until 11:59 p.m. Eastern Time on December 3, 2018 (have your proxy card in hand when you call);

(C)	by completing and mailing your proxy card, which must be received prior to the commencement of the AGM; or

(D)	by written ballot at the AGM.
There are three ways a beneficial owner can vote:

(A)
by Internet at www.proxyvote.com 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on December 3, 2018 (have your voting instructions in hand when you visit the website). We encourage you to vote this way as it is the most cost-effective method;

(B)
if you requested printed copies of the AGM materials by mail, you should have received a voting instruction form which allows you to vote by proxy by filling out the voting instruction form and returning it in the envelope provided prior to the commencement of the AGM; or

(C)
by written ballot at the AGM only if you obtain a “legal proxy” from the brokerage firm, bank, dealer or other nominee that holds your shares. Please contact the organization that holds your shares for instructions regarding obtaining a legal proxy.

6.	What votes will be required to approve the resolutions?
Resolutions 1 to 13 will be proposed as ordinary resolutions and will be passed if more than 50% of the shareholders’ votes cast are in favor.
Although you have the option of abstaining from any of the specified resolutions, please note that an abstention has no legal effect and will not be counted in the votes “For” or “Against” a resolution.

7.	How will my shares be voted if I do not specify how they should be voted?
Shareholders should specify their choice for each resolution to be voted upon at the AGM. If no proxy card or voting instruction form is returned or if a proxy card or voting instruction form is signed and returned but no specific instructions are given on one or more of the resolutions to be voted upon at the AGM, proxies will be voted in accordance with applicable rules, laws and regulations as follows:
Shareholder of record - if you are a shareholder of record and you do not return a proxy card, your shares will not be voted at the AGM and your shares will not be counted for purposes of determining whether a quorum exists for the AGM. If you do sign and send your proxy card but do not indicate how you want your shares to be voted on one or more resolutions to be voted upon at the AGM, then to the extent you did not specify a choice, your shares will be voted “FOR” the matters submitted for approval at the AGM in accordance with the recommendations of the Board of Directors.
Beneficial owner - if you are a beneficial owner and (i) you do not provide your brokerage firm, bank, dealer or other nominee who holds your shares with voting instructions, or (ii) you do provide a voting instruction form but you fail to specify your voting instructions on one or more of the resolutions to be voted upon at the AGM, under applicable rules, laws and regulations, your brokerage firm, bank, dealer or other nominee may exercise discretionary authority to vote your shares on routine proposals, but do not have discretion to vote your shares on non-routine proposals.

We believe that under applicable rules, laws and regulations, Resolutions 1 through 13 are considered non-routine matters.

8.	Can I change my vote or revoke a proxy?
If you are a shareholder of record, you can change or revoke your proxy before the time of voting at the AGM in several ways by:

(A)	voting in person at the AGM;

(B)
mailing a revised proxy card dated later than the prior proxy card provided the revised proxy card is received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, at least 48 hours before the AGM;

(C)	toll-free telephone at 1-800-690-6903, until 11:59 p.m. Eastern Time on December 3, 2018 in which case only your latest telephone proxy submitted prior to the AGM will be counted; or

(D)
notifying our Company Secretary in writing at Atlassian Corporation Plc, 1098 Harrison Street, San Francisco, California 94103 that you are revoking your proxy. Your revocation must be received at least 48 hours before the AGM to be effective.

If you hold shares beneficially, you may change or revoke your voting instructions by contacting the brokerage firm, bank, dealer or other nominee holding the shares or by obtaining a legal proxy from such organization and voting in person at the AGM as described above under “How do I vote my shares?” See also “What if I plan to attend the AGM?” below.

9.	How many votes do I have?
In accordance with the Company’s articles of association, on each matter to be voted upon:

•	each holder of Class A ordinary shares who is present in person or by proxy shall have one vote for each Class A ordinary share held as of the Voting Record Date; and

•	each holder of Class B ordinary shares who is present in person or by proxy shall have ten votes for each Class B ordinary share held as of the Voting Record Date.
On the Voting Record Date, 110,862,872 Class A ordinary shares and 127,283,703 Class B ordinary shares were outstanding, all of which are entitled to vote with respect to all matters to be acted upon at the AGM.

10.	What if I plan to attend the AGM?
Attendance at the AGM will be limited to shareholders as of the Voting Record Date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Beneficial owners are required to show a brokerage statement or account statement reflecting share ownership as of the Voting Record Date in order to obtain admittance to the AGM. However, beneficial owners will not be allowed to vote at the AGM unless they obtain a legal proxy from their brokerage firm, bank, dealer or other nominee holding their shares.

11.	Who can be appointed as proxy?
Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided that each proxy is appointed to exercise the rights attached to different shares held by that shareholder. A proxy need not be a shareholder of the Company but they must be registered in advance and attend the AGM to represent you.
A shareholder of the Company that is a corporation may authorize a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the Companies Act 2006, each such representative may exercise on behalf of the corporation the same powers as the corporation could exercise if it were an individual shareholder of the Company, provided that they do so in relation to different shares held by that shareholder.

12.	What if I have questions during the AGM?
The Company must cause to be answered at the AGM any question relating to the business being dealt with at the AGM which is put by a shareholder attending the AGM, except:

•	if to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information;

•	if the answer has already been given on a website in the form of an answer to a question; or

•	if it is undesirable in the interests of the Company or the good order of the AGM that the question be answered.
If you wish to ask a question please tell the Company Secretary on entry to the venue.

13.	As a shareholder, which materials can I require the Company to publish on its website?
Shareholders satisfying the thresholds in section 527 of the Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to:

•	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

•	any circumstances connected with an auditor of the Company ceasing to hold office since the last annual general meeting, that the shareholders propose to raise at the AGM.
The Company cannot require the shareholders requesting the publication to pay its expenses. Any statement placed on the Company’s website must also be sent to the Company’s auditors no later than the time it makes its statement available on the website. The business which may be dealt with at the AGM includes any such statement that the Company has been required to publish on its website.

14.	How can I find out the results of the voting at the AGM?
The results of the voting at the AGM will be published on the Company’s website, www.atlassian.com. The voting results will also be announced by the filing of a Form 6-K with the Securities and Exchange Commission.

15.	How do I contact the Company if I have any questions?
You may contact the Company at:
Atlassian Corporation Plc
Company Secretary
465 Pine Street, 13th Floor
San Francisco, California 94104
(415) 701-1110
email: IR@atlassian.com